Exhibit 12

Bristow Group Inc.

Computation of Ratios of Earnings to Fixed Charges

(In thousands, except ratio amounts)

	Fiscal Year Ended March 31,					Nine Months Ended December 31, 2016
	2012	2013	2014	2015	2016
Income from continuing operations before provisions of income taxes and non-controlling interests	$79,442	$166,677	$244,991	$111,473	$(79,231)	$(108,265)
Add: amortization of capitalized interest	2,809	2,786	2,682	2,598	2,584	1,998
Add: fixed charges (from below)	58,428	71,504	94,305	99,797	116,367	95,984
Add: equity in earnings from unconsolidated affiliates less than (in excess of) dividends received	5,486	(9,244)	1,629	9,418	2,619	(4,294)
Less: capitalized interest	(4,966)	(6,594)	(14,104)	(14,559)	(10,575)	(8,523)

Earnings	$141,199	$225,129	$329,503	$208,727	$31,764	$(23,100)

Fixed charges:
Fixed charges:
Interest expense:
Interest on indebtedness(1)	$38,130	$42,446	$44,938	$30,310	$35,186	$35,170
Capitalized	4,966	6,594	14,104	14,559	10,575	8,523
Interest portion of rental expense	15,332	22,464	35,263	54,928	70,606	52,291

Fixed charges:	$58,428	$71,504	$94,305	$99,797	$116,367	$95,984

Ratio of earnings to fixed charges (earnings divided by fixed charges)	2.4	3.1	3.5	2.1	*	*

(1)	Includes amortization of debt issuance costs.
*	Earnings for fiscal year 2016 and the nine months ended December 31, 2016 were inadequate to cover fixed charges by $84.6 million and $119.1 million, respectively.